[Letterhead of Simpson Thacher & Bartlett LLP]

VIA EDGAR

May 1, 2013

Re:	MasterCard Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 14, 2013

File No. 001-32877

Mr. Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Gilmore:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated April 18, 2013 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2012 filed on February 14, 2013.

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	2

Notes to Consolidated Financial Statements

Note 15. Share Based Payment and Other Benefits

Stock Options, page 91

1.	We note your disclosure that you use the simplified method to estimate the expected term of your stock options. Considering the extent of exercise activity since your initial public offering, please explain to us why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Also tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

MasterCard respectfully advises the Staff that all stock options awarded in 2012 were granted on March 1, 2012 (the company’s annual award date for stock options). Since MasterCard’s initial public offering in mid-2006, only two prior annual stock option award grants had become fully vested by this date. As a result, at March 1, 2012, MasterCard did not believe its prior awards provided a sufficient history to switch from the simplified method.

MasterCard also advises the Staff that, during the fourth quarter of 2012, it completed an analysis of the exercise history of stock option awards previously granted and determined that, beginning in January 2013, all future stock option awards would be measured using an expected term based on the company’s historical exercise information. Therefore, MasterCard estimated the expected term in respect of its annual stock option grant on March 1, 2013 utilizing only company-specific, historical exercise information. MasterCard’s disclosure in Note 9 (Share-Based Payments) in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (filed May 1, 2013) provided the following description of the change in methodology:

“Beginning in 2013, the Company calculated the expected term and the expected volatility based on historical MasterCard information. As a result, the expected term of stock options granted in the first quarter of 2013 was 5 years, while the expected volatility was determined to be 27.1%.”

MasterCard further notes that had this change in methodology been applied to the 2012 awards, the impact would have reduced the annual expense by less than $1 million. Similarly, the change in methodology did not have a material impact on the value of its 2013 awards.

Securities and Exchange Commission	3

2.	We note that you determine expected volatility for stock options based upon an average of your implied volatility and a blend of your historical volatility and the historical peer group volatility. Please describe and tell us how you considered disclosing the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1. Additionally, given that during 2012 your expected life was 6.25 years and your initial public offering occurred in May 2006, tell us how long you intend to consider historical volatility of your peer group when determining your volatility. Refer to Question 6 of SAB Topic 14.D.1.

MasterCard respectfully advises the Staff that, as disclosed in its Annual Report on Form 10-K for the year ended December 31, 2012, the expected volatility for options granted during 2012 and in prior years was based on the average of the implied volatility of MasterCard and a blend of the historical volatility of MasterCard and the historical volatility of a group of companies that management believed was generally comparable to MasterCard. MasterCard supplementally advises the Staff that the blend between MasterCard information and the group of companies was based on the percentage of years MasterCard stock price information was available compared to the expected term of 6.25 years (excluding the first year of trading). As a result, in each subsequent year more weighting was given to historical MasterCard stock price performance than the prior year. MasterCard determined that further detail was not necessary to disclose due to the immateriality of stock option awards.

MasterCard also advises the Staff that, in conjunction with the change in methodology utilized to determine the expected term described above in response to the Staff’s comment 1, beginning in January 2013 MasterCard also changed the methodology utilized to determine the expected volatility based on its historical stock price. This change is also disclosed in Note 9 (Share-Based Payments) in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (filed May 1, 2013) as noted above.

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Securities and Exchange Commission	4

Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Jaime John

Christine Davis

MasterCard Incorporated

Noah J. Hanft

Bart S. Goldstein

Martina Hund-Mejean

Andrea Forster